SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.118/0001 -65 - NIRE 31.3.0002535 -7
Publicly-held company

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON SEPTEMBER 30, 2008

1. DATE, TIME AND PLACE: September 30, 2008, at 11:00 AM, exceptionally at the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, 6th floor, Morumbi, in accordance with the call notice made as provided in the Bylaws.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The meeting initiated with the attendance of the members of the Board of Directors representing the necessary quorum, as provided in the Bylaws of the Company and also with the presence of the Chief Executive Officer of the company, Mr. Roberto Oliveira de Lima.

4. AGENDA AND RESOLUTIONS:

After the presentation by the Board of Officers of the Company of the preliminary studies involving the merger of TCO IP S.A. (“TCO IP”), enrolled with the CNPJ/MF under No. 04.225.487/0001 -61, a wholly owned subsidiary of Vivo Participações S.A, as a way to simplify the current corporate structure, minimize the administrative costs and bring economic benefits to Telemig Participações S.A., the members of the Board of Directors acknowledged and approved the Management proposal of submitting, within the scope of the proposed process, to the Agência Nacional de Telecomunicações – ANATEL, a request of previous consent for the corporate restructuring regarding the merger of TCO IP, authorizing the Board of Officers to take all the necessary measures in order to formalize the request and to take all additional procedures in connection with the continuation of the studies related to the proposed merger, i.e. hiring assessors and other arrangements, and requesting, at the end, present the definitive proposal to the Board again for final approval, ad referendum of the shareholders meeting of the involved companies to be called opportunely.

As no matters were left to be discussed, the meeting was adjourned and these minutes, after being drawn up, read and approved, were executed by the Board in attendance and by the Secretary, and, then, registered in the proper corporate book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board and of the Meeting; Shakhaf Wine, Vice- Chairman of the Board; Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine), Rui Manuel de M. D’Espiney Patrício, Félix Pablo Ivorra Cano, Ignácio Aller Mallo (Director represented by Luis Miguel Gilpérez López); José Guimarães Monforte, Luiz Kaufmann, Antonio Gonçalves de Oliveira and Marcelo Santos Barbosa - members of the Board; and Breno Rodrigo Pacheco de Oliveira - Secretary.

(Fl.1/2)

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors, held on September 30, 2008 drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the meeting- OAB/RS nº 45.479

(Fl.2/2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima

Name:	Roberto Oliveira de Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.